Exhibit 1

Media Relations Erlinda Lizardo +632 8849 3600 erlinda.lizardo@cemex.com	Investor Relations Pierre Co +632 8849 3600 pierre.co@cemex.com

CHP REPORTS THIRD QUARTER 2021 RESULTS

MANILA, PHILIPPINES. OCTOBER 29, 2021 – CEMEX HOLDINGS PHILIPPINES, INC. (“CHP”) (PSE: CHP), announced today that its consolidated net sales increased by 8%, reaching PHP 16.3 billion, during the first nine months of 2021 versus the comparable period in 2020, due to higher volumes. Sales slightly decreased by 2% year-over-year in the third quarter, amounting to PHP 5.4 billion, due to lower prices.

CHP’s domestic cement volumes increased by 11% during the first nine months of 2021 versus the same period of last year. For the third quarter, domestic cement volumes increased by 1% year-over-year, as construction activity remained stable despite a return to stricter lockdown measures due to the spread of the COVID-19 Delta variant.

CHP’s domestic cement prices during the first nine months of 2021 were 4% lower year-over-year mainly driven by higher proportion of pick-up sales. Net of freight charges, CHP’s domestic cement prices year-to-date decreased by 1% versus the comparable period in 2020 mainly due to competitive market dynamics and the impact of COVID-19 in business activity.

CHP’s Operating EBITDA for the first nine months of 2021 was PHP 3.3 billion, an increase of 2% versus the same period in 2020, supported by higher volume.

Operating EBITDA margin was 20% for the first nine months of 2021, compared with 22% in the same period of last year, mainly due to higher cost of sales.

For the rest of the year, CHP expects its performance to be affected by seasonality factors resulting from the La Niña phenomenon, inflationary pressures driven by global energy and supply chain dynamics, and intense competition, as the effects of the COVID-19 pandemic remain. Execution of public infrastructure projects should remain an important driver of economic recovery in the fourth quarter of 2021.

Net income for CHP was PHP 897 million for the first nine months of 2021, versus PHP 758 million during the same period of last year, mainly due to higher operating earnings and lower financial expenses.

During the third quarter, CHP launched its “Vertua” and “Type 1P High Strength” cement products. These new products offer reductions in CO2 emissions, providing customers with eco-friendly alternatives.

Ignacio Mijares, President and CEO of CHP, said: “Despite the challenges, we will look to create opportunities and work within the variables we can control, such as reducing expenses, enhancing customer experience, and making progress with our sustainability targets.”

CHP, a listed company at the Philippine Stock Exchange, is one of the leading cement producers in the Philippines, based on annual installed capacity. CHP produces and markets cement and cement products, such as ready-mix concrete and clinker, in the Philippines through direct sales using its extensive marine and land distribution network. Moreover, CHP’s cement manufacturing subsidiaries have been operating in the Philippines with well-established brands, such as “APO,” “Island,” and “Rizal,” all having a multi-decade history in the country. For more information please visit: www.cemexholdingsphilippines.com

CHP is an indirect subsidiary of CEMEX, S.A.B. de C.V., a global construction materials company that is building a better future through sustainable products and solutions. CEMEX is committed to achieving carbon neutrality through relentless innovation and industry-leading research and development. CEMEX is at the forefront of the circular economy in the construction value chain, and is pioneering ways to increase the use of waste and residues as alternative raw materials and fuels in its operations with the use of new technologies. CEMEX offers cement, ready-mix concrete, aggregates, and urbanization solutions in growing markets around the world, powered by a multinational workforce focused on providing a superior customer experience, enabled by digital technologies. The shares of CEMEX, S.A.B. de C.V. are listed on the Mexican Stock Exchange and the New York Stock Exchange. For more information please visit: www.cemex.com

For more information on CHP, please visit website: www.cemexholdingsphilippines.com.

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This press release may contain forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CHP to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CHP does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy, changes derived from events affecting CEMEX, S.A.B de C.V. and subsidiaries (“CEMEX”) and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CHP assumes no obligation to update or correct the information contained in this press release. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CHP and its subsidiaries’ (together the “CHP Group”) prices for products sold or distributed by the CHP Group.

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